FLEX PHARMA, INC.

31 St. James Avenue, 6th Floor

Boston, MA 02116

May 16, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:     Jeff Gabor

Re:	Flex Pharma, Inc.

Registration Statement on Form S-3

File No. 333-231010

Acceleration Request

Requested Date:         Friday, May 17, 2019

Requested Time:        4:00 P.M. Eastern time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-231010) (the “Registration Statement”) to become effective on Friday, May 17, 2019, at 4:00 p.m. Eastern time, or as soon thereafter as is practicable.

Very truly yours, Flex Pharma, Inc.

/s/ John McCabe
By: Title:	John McCabe Chief Financial Officer